CARDIUM THERAPEUTICS, INC.

12255 El Camino Real, Suite 250

San Diego, California 92130

April 11, 2011

Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporate Finance,

Securities and Exchange Commission,

450 Fifth Street, N.W.

Washington, DC 20549

Re:	Cardium Therapeutics, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2009

Filed March 16, 2010

File Number: 001-33635

Dear Mr. Rosenberg:

This letter follows up on the discussions that took place on a conference call with the Staff on April 8, 2011, relating to the above-referenced Form 10-K for the Fiscal Year Ended December 31, 2009. References to “we,” “our” or “us” or “the Company” mean Cardium Therapeutics, Inc., a Delaware corporation, or its advisors, as the context indicates.

We appreciate the time taken by Staff to review and consider the issues addressed in our previous communications and teleconferences related to the accounting treatment for certain warrants issued by the Company. With the issues raised in the Staff’s prior written comments now considered to be resolved (including the treatment of the net-share settlement option as provided in our warrant agreements), we also acknowledge and appreciate the additional time provided on April 8th for further consideration of a remaining potential comment, which relates to the “Fundamental Transaction” provisions in the warrant agreements and whether, in the Company’s particular case, such transactions are effectively under the control of the Company and therefore the warrants are most appropriately accounted for as equity.

As briefly reviewed in our communication of March 10, 2011, the Company and its advisors has accounted for the warrant agreements under the equity method because the consummation of any “Fundamental Transaction” as defined in the warrant agreements at issue is under the control of the Company acting through its Board of Directors. Any of the transactions listed as a Fundamental Transaction would require approval of the Company’s Board of Directors. This is true even in the case of an unsolicited or hostile tender offer, by virtue of the particular combination of features provided in the Company’s Shareholder Rights Plan (filed on July 11, 2006), and other aspects of its corporate structure. Moreover, we believe that the alternative accounting treatment would be inconsistent with applicable guidance and general accounting standards, including fundamental principles that call for accountants and advisors to look to the underlying economic substance of a transaction being evaluated as opposed to its form, and which effectively call for financial information to be reliable, useful and relevant to real-world business and economic decisions (cf. e.g., FASB Statement of Financial Concepts Nos. 1 and 2, and numerous applications of these fundamental principles).

It is also important to note, as was recently emphasized with the Staff, that we are not asserting that the existence of any form of rights plan or “poison pill” should invariably be considered to effectively prevent an unsolicited takeover. On the contrary, we note that such shareholder rights plans can be and have been designed in numerous different types of ways – and that a complete and proper assessment looks to the underlying structure and applicability of such plans. In particular, although most such plans are intended to induce unsolicited acquirors to negotiate with companies’ boards of directors, they do so in different ways, using different mechanisms, and to different effect. Some plans (including the Rights Plan developed by the Company’s advisors, adopted by its Board and communicated to shareholders), are further designed to address additional potential objectives such as effectively preventing a hostile takeover via an accumulation of common stock over time, or using “creeping” or multi-tiered tender offers that could otherwise lead to acquisitions that do not offer adequate compensation to all shareholders.

The Company’s Rights Plan incorporates all of these control features, and combines them with a corporate and capitalization structure that prevent an acquiror from accumulating sufficient shares to take control of the Company without going through its Board of Directors. This is backstopped by a classified board structure that prevents control of the Board of Directors from being taken over in any given calendar year, i.e., even if a proxy contest could be initiated and successfully undertaken at the Company’s subsequent annual meeting of shareholders. Taken together, the Company’s Rights Plan and other protections in place were designed to and do create a structure in which the Company’s Board of Directors controls the sale of the Company or substantially all of its assets, as would be required to trigger the Fundamental Transaction provisions at issue in the warrant agreements, which are therefore properly considered to be in the control of the Company.

Turning to specific features of the Company’s Rights Plan (which ensure that the Fundamental Transaction provision of the warrant agreements at issue could not be effectively “tripped” by events outside of the effective control of the Company’s Board of Directors), we note that the Fundamental Transactions at issue in our warrant agreements (i.e. other than transactions requiring Board approval as a matter of applicable corporate law) would require an acquiror to have obtained at least 50% of the outstanding common stock. However, in the Company’s case, even an attempt to acquire 15% of the outstanding common stock – and whether done in one transaction or a continuing series of transactions over time – would be subsequently unwound by the application of various features of the Company’s Rights Plan.

Although details of the Company’s Rights Plan are described in the Exhibit 4.1 to the Company’s 8-A12 filing on July 11, 2006, an example of the mechanics of the application of the Rights Plan should help to demonstrate how, in the present case, even a transaction or series of transactions leading to the 15% threshold would essentially be unwound by application of the Plan, effectively blocking a putative acquiror’s attempt to accumulate a substantial number of shares. For simplification, this illustrative example approximates the Company’s outstanding share balance and market price, at 80.0 million shares and $0.40 per share, respectively. The exercise price under the Company’s Rights Plan is $40 per share (which was approximately ten times the share price at the time the Plan was adopted).

Under the “flip-in” feature provided in the Company’s Plan, even if a potential acquiror were to consider proceeding in a hostile manner by accumulating a 15% or greater position in the Company’s common stock without the Board of Directors consent, the other shareholders would receive a right to acquire twice the dollar value of the exercise price, or $80 worth of stock, for $40, i.e. effectively $40 in “spread” on a stock worth $0.40 or 100-fold. Since the rights are not exercisable by an “Acquiring Person” as defined (essentially a party that would exceed the triggering threshold), any attempt to acquire shares in excess of the triggering threshold would automatically and immediately dilute away the acquiror’s position. Thus, an attempted accumulation in excess of 15% (12 Million shares, for $4.8 Million Dollars, of a total market cap of $32 Million) would trigger flip-in rights worth $40 per share times the remaining shares outstanding or shares of common stock equivalent to $2.72 Billion Dollars worth of spread (i.e. 68 Million non-held shares times $40 per share) not obtainable by a putative hostile acquiror – effectively undoing the capital accumulation undertaken. The putative acquiror’s capital position would be automatically reduced to a small fraction of 1%.

As an aside, it should be noted that the Company’s Rights Plan even addresses hypothetical situations in which there could be an insufficient number of authorized shares to satisfy such a dilutive event by empowering its Board of Directors to issue shares of common stock or other assets in exchange for the rights. Therefore, any attempt to accumulate even 15% of the common stock without the Board of Directors consent would result in the putative hostile acquiror’s capital position being reduced to a small fraction of a percent of the outstanding common stock (and thus only a tiny fraction of the amount of stock required to trigger the Fundamental Transaction provisions of the warrant agreements at issue).

In sum, the application of the Plan’s features (which are automatically triggered unless modified by the Company acting through its Board of Directors - i.e. controllable only by the Company), would dilute away the potential acquiror’s position, even in connection with an attempted accumulation of only a modest number of shares, automatically reducing the position to a small fraction of a percent. The initial threshold for tripping the Plan (i.e. 15%) is not only far lower than the 50% amount that would be required to give rise to any potential payment that is not within the Company’s control, but upon application of the Company’s Plan, given its structure (which is automatic in the Company’s case), the potential acquiror’s position would be reduced to an insignificant one (i.e. a fraction of 1%).

An ancillary feature of the Plan stands as another barrier to a prospective hostile acquiror accumulating a controlling level of common stock through a merger or an acquisition of 50% or more of the Company’s common stock. In addition to the flip-in right as described above, the Company’s Rights Plan also includes what is known as a “flip-over” provision. In such a merger situation, the flip-over right would entitle holders of our stock other than the acquiring entity the right to acquire an equivalent position based on common stock of the Acquiring entity at a 50% discount to current market price in such a merger, which under the facts of the Company’s present capital structure would result in the equivalent of Billions of dollars of stock of the acquiring entity being transferred to the Company’s shareholders. Indeed, even if one were to assume that a hostile acquiror would voluntarily transfer billions of dollars of value to Cardium shareholders under the flip-over right, the application of the flip-over right would result in the Company’s shareholders acquiring control of the acquiring entity, unless the acquiring entity had a market capitalization of several billions of dollars (and in the latter case, it would be an impermissible breach of an entity’s corporate and/or other fiduciary obligations to effectively allow the transference of billions of dollars of stock in exchange for a portion of an entity with a market capitalization that would be a tiny fraction of that amount).

Since no hostile acquiring entity can accumulate a controlling share position or acquire the Company through merger or acquisition without the consent of the Board of Directors, the only other alternative would be to attempt to take control of a majority of the Board of Directors through a proxy fight. However, the Company has implemented provisions in its Bylaws that restrict the ability of shareholders to make nominations for the Board of Directors. Moreover, the Company has implemented a classified structure to its Board of Directors such that no more than two or three members is even up for re-election in any given year. Consequently, the hostile acquiring entity could not acquire control of the Board of Directors in any given calendar year (i.e. even if they somehow satisfied all of the obligations associated with a proxy contest and were effectively able to win the contest at the next annual meeting of shareholders).

We also note that, even assuming for the sake of argument that the Company’s Board of Directors were to determine at some future date that the Rights Plan should be amended or rescinded, that fundamental change would not only be in the control of the Company at that time but would be properly construed as giving rise to a reassessment of the classification and treatment at such future date (i.e. based on the significance of the particular amendment or modification that was determined to be made by the Board at that time).

In conclusion, therefore, the provisions required to give rise to a Fundamental Transaction could not effectively occur without the agreement and control of the Company’s Board of Directors. Since such agreement is within the control of the Company, any payment under the applicable provisions of the warrant agreements is likewise in the control of the Company.

We also note that even if for some reason the Company’s Rights Plan was to actually be triggered, because the distribution of Rights under the Plan is only made with respect to common shares of the Company held on the subsequent “Distribution Date” (generally ten days following a triggering event unless deferred by the Board), any holder of the warrants under consideration would effectively be incented to exercise their warrant in order to obtain the highly appreciated value inherent in the combination of flip-in and flip-over Rights being distributed to common shareholders under the Rights Plan. In other words, even under such implausible circumstances, the warrant agreements at issue would almost certainly be exercised in order to take advantage of the Rights being distributed, essentially eliminating the warrant class at issue before the put option associated with the Fundamental Transaction (i.e. crossing over 50% as noted above), is even triggered.

In view of the foregoing and other considerations, we believe that liability accounting treatment would be inconsistent with applicable guidance and general accounting standards, including fundamental principles that call for accountants to look to the underlying economic substance of a transaction being evaluated as opposed to its form, and which effectively call for financial information to be reliable, useful and relevant to real-world business and economic decisions, as referred to above; and, accordingly, that application of the alternative accounting treatment under the facts and circumstances of the present case would cause the Company to introduce what amounts to a “contrived liability” that effectively ignored consideration of the underlying economic reality and therefore failed to reflect these fundamental accounting principles and standards.

We believe that the foregoing adequately addresses the Staff’s remaining comment and concern and would greatly appreciate receiving acknowledgement that the review of the Company’s Annual Report can be considered concluded in order to allow the Company to complete and file its Annual Report on Form 10-K for the fiscal year ended 2010, which is due to be filed by April 15, 2011, following an extension of time taken by the Company to ensure that these remaining items could be addressed.

* * * * * * * * * *

We acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We very much appreciate the Staff’s comments and assistance. Should you have any follow-up questions, please call the undersigned at (858) 436-1000.

Sincerely,

/s/ Tyler M. Dylan-Hyde
Tyler M. Dylan-Hyde
Chief Business Officer

cc:	James A. Mercer, III, Esq.